UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras convenes an Extraordinary General Meeting of the Company's shareholders  to be held  on July  09 , 2020, at 3:00 p.m., exclusively by digital format, pursuant to article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of CVM Instruction 481, of December 17, 2009 (“CVM Instruction 481”), via the Webex digital platform (“Digital Platform”), in order to deliberate on the following matters:

I.

Proposal for the Revision of additional requirements of unblemished reputation for members of the Senior Management and Fiscal Council and inclusion of these requirements in the Policy for the Nomination of Members of the Senior Management and Fiscal Council;

II.

Amendment Proposal to the Bylaws to amend articles 13, caput, and 43 of the Bylaws, and subsequent consolidation of the Bylaws, in accordance with the Management Proposal filed on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and the Company.

Given the effects of the COVID-19 (novel coronavirus) pandemic in Brazil and the measures taken by health and government authorities  to address the pandemic, especially with regard to limiting the circulation and reunion of people, the Meeting shall  be held exclusively by digital format , therefore shareholders participation can only take place as follows:

(a)

by using the Distance Voting Bulletin (“Bulletin”), the model of which is made available to shareholders at the Company's website (http://www.petrobras.com.br/ri) and  the Brazilian Securities and Exchange Commission – CVM’s website (http://www.cvm.gov.br);

(b)

by using the Digital Platform, in person or by an attorney-in-fact duly authorized under the terms of article 21-C, paragraphs 2 and 3 of ICVM 481, in which case the shareholder may: (i) simply participate in the Meeting, having or not sent the Bulletin; or (ii) participate and vote in the Meeting, noting that, as to the shareholder who has already sent the Bulletin and wishes to vote in the Meeting, all voting instructions received by means of the Bulletin will be disregarded.

The Company hereby informs shareholders who want to participate in this Meeting that the instructions for signing up, participating and voting remotely, in accordance with CVM Instruction 481, including access to the Digital Platform and how to convey the Distance Voting Bulletin, may be found in the Shareholders’ Meeting Manual.

In the case of a loan of shares, the exercise of voting rights shall be the responsibility of the borrower, unless otherwise provided in the agreement signed between the parties.

Notwithstanding the possibility of participating via Digital Platform, Petrobras recommends shareholders to make use of the Distance Voting Bulletin.

The documents pertaining to the matters to be resolved on by this Extraordinary General Meeting, pursuant to CVM Instruction 481, are available to shareholders on the websites of the Company (http://www.petrobras.com.br/ri) and of the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br).

Rio de Janeiro, June 05, 2020.

Eduardo Bacellar Leal Ferreira

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer